FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of August, 2003

                           A/S STEAMSHIP COMPANY TORM
                 (Translation of registrant's name into English)

                                   Marina Park
                                Sundkrogsgade 10
                              DK-2100 Copenhagen 0
                                     Denmark
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X     Form 40-F
                                  ---             ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes     No X
                                    ---    ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

                  Set forth  herein as Exhibit 1 is a copy of  Copenhagen  Stock
Exchange Announcement No. 9-2003 issued by A/S STEAMSHIP COMPANY TORM (the "Company") to The Copenhagen Stock Exchange on August 19, 2003

Exhibit 1
---------

                                                    TORM
COPENHAGEN STOCK EXCHANGE ANNOUNCEMENT NO. 9 - 2003 --------------------------
                                                    A/S Dampskibsselskabet TORM
                                                    Marine Park
                                                    Sundkrogsgade 10
                                                    DK-2100 Copenhagen O
                                                    Denmark






19 August 2003


TORM - Interim report first half 2003 - significant increase for TORM

o    Profit after tax for first half 2003 was DKK 236 mill.

o The results are highly satisfactory - especially in view of the development in the USD/DKK-exchange rate - and exceed the original forecast.

o Significant advance resulting from high freight rates and transportation buyers' gradually increased focus and need for younger double-hulled tanker vessels and the flexibility and experience TORM and its partners offer.

o As stated in announcement No. 8 to the Copenhagen Stock Exchange, dated 5 August 2003, expectations for the full year profit after tax was increased to DKK 375-400 mill. including an unrealised gain of DKK 55 mill. in respect of the Company's holding in Dampskibsselskabet `NORDEN' A/S

o Profit before depreciation (EBITDA) was DKK 259 mill. for the first half of 2003.

o Profit before financial items (EBIT) was DKK 173 mill. for the first half of 2003.

o As part of the Company's strategy to focus on modern, quality vessels, the Company took delivery during the period of two MR product tankers, sold a 1992-built MR product tanker and placed orders for two further LR2/Aframax product tankers for delivery in 2006.

o The newbuilding program consists of six product tankers for delivery in 2003-06 with a total value of more than USD 220 mill. (app. DKK 1.4 billion).

o Conference call discussing the results, today 19 August 2003 at 17.00 Copenhagen time. The conference call will also be accessible via the Internet (www.torm.dk). To participate in the call, please call 10 minutes before the start of the conference call on tel.: +45 32 71 46 11 (from Europe) or +1 334 323 6203 (from the US).


A/S Dampskibsselskabet TORM
Contact persons:  Klaus Kjaerulff, CEO (tel.: +45 39 17 92 00)
                  Klaus Nyborg, CFO (tel.: +45 39 17 92 00)

------------------------------------------------------------------------------------------------------
Key figures for the group                                                                    Full year
DKK mill.                                                   H1 2003          H1 2002              2002
------------------------------------------------------------------------------------------------------
INCOME STATEMENT
Net revenue                                                     939              712             1,539
Time charter equivalent earnings (TCE)                          570              500               983
Gross profit (Net earnings from shipping activities)            300              140               303
Profit before depreciation (EBITDA)(1)                          259              136               368
Profit before financial items (EBIT)                            173               60               210
Profit/(loss) before tax                                        236               74               197
Net profit after tax for the period                             236              434               557
------------------------------------------------------------------------------------------------------
BALANCE SHEET
Total assets                                                  4,079            3,700             4,013
Shareholders' equity                                          1,721            1,540             1,624
Debt                                                          2,358            2,160             2,389

Invested capital                                              2,821            2,686             2,846
Net interest bearing debt                                     1,447            1,203             1,512
------------------------------------------------------------------------------------------------------
CASH FLOW
From operating activities                                       233
From investing activities                                      -306
  thereof gross investment in tangible fixed assets            -420
From financing activities                                       125
                                                                ---
Net cash flow                                                    52
------------------------------------------------------------------------------------------------------
KEY FIGURES
Gross margin                                                  31.9%            19.7%             19.7%
EBITDA margin                                                 27.6%            19.1%             23.9%
EBIT margin                                                   18.4%             8.4%             13.6%
RoE (p.a)                                                     28.2%
RoIC (p.a)                                                    12.2%
Equity ratio                                                  42.2%            41.6%             40.5%

Share price, end of period (DKK)                               85.5             51.4              56.4
Millions of shares, end of period                              18.2             18.2              18.2
Earnings per share (DKK)                                       13.0             23.8              30.6
Exchange rate USD/DKK, end of period                           6.50             7.45              7.08
Exchange rate USD/DKK, average                                 6.74             8.28              7.89
------------------------------------------------------------------------------------------------------

(1)EBITDA is defined as earnings before income taxes, financial items, depreciation and amortizations. This does not represent a measure under Generally Accepted Accounting (GAAP) Principles. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by Generally Accepted Accounting Principles, and our calculation thereof may not be comparable to that reported by other companies. We believe that it is widely accepted that EBITDA provides useful information regarding a company's ability to service and incur indebtedness. EBITDA does not take into account our working capital and debt service requirements, and accordingly is not necessarily indicative of amounts that may be available for discretionary use.

RESULT FOR FIRST HALF 2003

Gross profit (net earnings from shipping activities) for the first half of 2003 was DKK 300 mill. (against DKK 140 mill. for first half of 2002). The increase was primarily attributable to better freight rates in both the tanker and bulk segments.

Profit before depreciation (EBITDA) was DKK 259 mill. (DKK 136 mill.).

Depreciation was DKK 86 mill. (DKK 76 mill.). The increase in depreciation was the result of the Company's fleet expansion through the delivery of six newbuildings during 2002-3.

Net financial items totaled DKK 63 mill. (DKK 14 mill.) during the period and includes an unrealized gain relating to the Company's 33.35% holding in NORDEN of DKK 55 mill. Net financing costs as compared to first half 2002 increased due to the delivery of two newbuildings, but was partly offset by lower interest rates and a lower USD/DKK exchange rate.

Profit before tax was DKK 236 mill. (DKK 74 mill.).

Profit after tax was DKK 236 mill. (DKK 434 mill., including a write-back of a provision for deferred tax of DKK 360 mill. following the introduction of the tonnage tax system in Denmark). The Tanker division contributed by far the most substantial share - DKK 177 mill. - whilst the Bulk division contributed DKK 6 mill. Other activities (Offshore and liner activities and unallocated financial items) showed a result after tax of DKK 53 mill.

Cash flow from operating activities was DKK 233 mill. in the first half of 2003, consisting of cash earnings less increased working capital.

Cash flow from investment activities was DKK -306 mill., consisting of investment in vessels of DKK 420 mill., particularly in connection with the newbuilding program, less payments received of DKK 114 mill., primarily related to the sale of TORM GYDA.

Cash flow from financing activities was DKK 125 mill. in the first half of 2003. This amount consists principally of loan draw-downs of 310 mill. in connection with the newbuildings, less repayments of mortgage debt of DKK 150 mill. including debt outstanding on TORM GYDA, along with the payment of dividends on the Company's shares amounting to DKK 35 mill.

Total liquidity generated during the period was therefore positive in the amount of DKK 52 mill. The Company's cash and bond holdings (cash equivalents) increased to DKK 574 mill. as against DKK 522 mill. at the end of 2002.

Total assets increased during the period from DKK 4,013 mill. to DKK 4,079 mill. as a result of fixed assets increasing during the period from DKK 3,187 mill. to DKK 3,222 mill., being the net effect of the delivery of two newbuildings and depreciation during the period, coupled with the sale of TORM GYDA, but offset by the fall of the USD/DKK exchange rate. The NORDEN holding is valued at DKK 445 per share, the closing price on the Copenhagen Stock Exchange on 30 June 2003.

The Company's net interest bearing debt decreased during the first half of 2003 from DKK 1.511 mill. to DKK 1.447 mill. The reduction is mainly attributable to the positive operating cash flow achieved during the period and repayments, offset by net loan draw-downs in respect of the delivery of the newbuildings and the sale of TORM GYDA.

Shareholders'  equity  increased  during the period from DKK 1.624 mill.  to DKK
1.721 mill., mainly as a result of earnings less the payment of dividends. Shareholders' equity to total assets was 42.2% at 30 June 2003.

As at 30 June 2003, the Company owned 881,368 TORM shares, equivalent to 4.8% of the Company's share capital. The number of own shares was unchanged from 31 December 2002.

-------------------------------------------------------------------------------------------------
H1 2003 segment information (DKK mill.)

                                                       Tanker       Bulk
                                                     division   division   Unallocated(1)   Total
-------------------------------------------------------------------------------------------------
Net revenue                                               578        350               11     939
Port expenses and bunker                                 -205       -164                0    -369
Time charter equivalent earnings                          373        186               11     570
Charter hire                                               -2       -142               -5    -149
Operating expenses                                        -96        -19               -6    -121
Gross profit (Net earnings from shipping activities)      275         25                0     300
Administrative expenses                                   -47        -16               -4     -67
Other operating income                                     26          0                0      26
Profit before depreciation (EBITDA)                       254          9               -4     259
Depreciation                                              -75        -10               -1     -86
Profit before financial items (EBIT)                      179         -1               -5     173
Financial items                                            -2          7               58      63
Profit/(loss) before tax                                  177          6               53     236
Tax                                                         0          0                0       0
Net profit for the period                                 177          6               53     236
-------------------------------------------------------------------------------------------------

(1) Contains   unallocated   financial  items  and  the  Company's   discontinued
    operations, offshore and liner activities.

TANKER DIVISION
The Tanker division achieved profits after tax of DKK 177 mill. for the period.

TORM's strategy in the product tanker segment - which is to operate the vessels in cooperation with other owners with similar focus on modern, quality tonnage - was further cemented during the first half of 2003 through the delivery of a number of newbuildings and the contracting of additional tonnage for delivery to the three pools.

During the first half 2003, TORM benefited from its position in the spot market. The Company has - compared to shipping companies, which focus on longer-term contracts (so-called time-charters) - profited considerably from the firmer spot market.

Transportation buyers are increasingly demanding, not only of the vessels, but also of the owners' shore based activities. Over a period of some years, TORM and its partners have increasingly won cargo contracts with leading transportation buyers, who are thereby able to secure a part of their transportation needs. This form of cooperation is gaining increasing importance. The flexibility and experience and significant transportation capacity of TORM and its pool partners, due to our large fleet, are key factors for customers in this regard.

The Company's three managed pools, of which the LR2 pool is co-managed with A.P. M0ller - Maersk, achieved rates in the second quarter 2003 substantially in excess of those of the corresponding period last year. Specifically, rates were respectively 52%, 76% and 31% higher in the LR2, LR1 and MR pools in the second quarter 2003 than in the second quarter 2002.


Earnings data for the Tanker division

                                            2002      2003       2003   % Change
                                                ----------------------
                                              q2        q1         q2      q2-q2
LR2/Aframax vessels
--------------------------------------------------------------------------------
Available earning days                       273       270        272         0%
Average number of vessels                    3.0       3.0        3.0         0%
TCE per earning days *)                   21,565    32,537     32,804        52%
OPEX per earning days   **)               -4,548    -5,651     -5,816       -28%
Operating C/F per earning days  ***)       6,302    18,232     18,479       193%
--------------------------------------------------------------------------------


LR1/Panamax vessels
--------------------------------------------------------------------------------
Available earning days                       240       210        194       -19%
Average number of vessels                    2.6       2.3        2.1       -19%
TCE per earning days *)                   15,021    25,499     26,507        76%
OPEX per earning days   **)               -6,408    -5,691     -7,070       -10%
Operating C/F per earning days  ***)       6,550    19,808     19,436       197%
--------------------------------------------------------------------------------


MR vessels
--------------------------------------------------------------------------------
Available earning days                       550     1,004        999        82%
Average number of vessels                    6.0      11.2       11.0        82%
TCE per earning days *)                   14,731    18,513     19,369        31%
OPEX per earning days   **)               -4,904    -5,701     -4,577         7%
Operating C/F per earning days  ***)       9,800    12,812     14,792        51%
--------------------------------------------------------------------------------


*) TCE = Time Charter Equivalent Earnings = gross freight income less bunker, commissions and port expenses (USD/day).
**)  Operating expenses for own vessels (USD/day).
***) TCE earnings less operating expenses and charter hire (USD/day).

The substantially higher rates should be seen in the context of a number of factors that all impacted freight rates positively. These included the now ended strike in Venezuela, which resulted in longer voyages specially for refined products destined for the U.S., uncertainty in connection with the war in Iraq, lower inventories of oil products globally, combined with increased focus on modern, quality tonnage following the sinking of the "Prestige" in November 2002.

Part of the risk exposure related to freight rate levels in the Company's Tanker division is continuously countered through the use of various hedging instruments, including Forward Freight Agreements (FFA). As of 30 June 2003, net revenue contains adjustments to FFAs to the market value as of 30 June 2003. This impacted net revenue and profits negatively by DKK 20.1 mill. in the first half 2003 as freight rates at the end of first half 2003 were higher than the average rates of the FFAs.

The Company has had significantly more available earning days in the MR segment during the second quarter of 2003 as compared with the second quarter of 2002 as a result of the addition of six newbuildings during 2002-3. In the LR1 segment, the number of operating days reduced somewhat due to the re-delivery of chartered-in vessels.

The increase in operating costs for the LR2 and LR1 vessels during the second quarter 2003 as compared to the second quarter 2002 was due primarily to the lower USD/DKK exchange rate, in as much as crew wages are partly payable in DKK. Furthermore, additional scheduled docking activity in connection with some of the Company's LR1 vessels resulted in a reduction in available operating days, leading to higher operating costs per operating day.


BULK DIVISION
The Bulk division achieved a profit of DKK 6 mill. for the first half 2003.

This was a reflection of freight rates achieved by the Panamax and Handysize vessels, which were respectively 70% and 48% higher in the second quarter 2003 than in the second quarter 2002. The higher rate levels were brought about against a background of very limited growth in the world dry bulk fleet, coupled with strong demand from China and the shut down of nuclear power stations in Japan, resulting in an increased import of coal.

To ensure a more even risk profile, TORM hedged part of the exposure for 2003 in 2002. The hedging transactions are entered into through the use of various hedging instruments, including Forward Freight Agreements (FFA). This hedge has for the Panamax segment impacted the result for the first half 2003 negatively. The result was rather modest, but the effects of the hedge will decrease during the second half 2003. As of 30 June 2003, net revenue contains adjustments to FFAs to the market value as of 30 June 2003. This impacted net revenue and profits negatively by DKK 19.9 mill. in the first half 2003 as freight rates at the end of first half 2003 were higher than the average rates of the FFAs.

During 2002, TORM chartered in a number of vessels at favourable rates, whereby the second quarter of 2003 compared to the second quarter of 2002 saw a 44% increase in the number of operating days in the Panamax segment and 10% more in the Handysize segment.

Earnings data for the Bulk division

                                            2002     2003     2003     % Change
                                                -------------------
Panamax vessels                               q2        q1       q2        q2-q2
--------------------------------------------------------------------------------
Available earning days                       892     1,161      1,286        44%
Average number of vessels                    9.7      12.9       14.1        46%
TCE per earning days *)                    7,021     9,429     11,905        70%
OPEX per earning days   **)               -3,159    -5,208     -4,592       -45%
Operating C/F per earning days  ***)        -682       869      3,331       589%
--------------------------------------------------------------------------------

Handysize vessels
--------------------------------------------------------------------------------
Available earning days                       318       356        351        10%
Average number of vessels                    3.5       4.0        3.9        11%
TCE per earning days *)                    5,259     7,296      7,781        48%
OPEX per earning days   **)               -2,872    -3,442     -3,180       -11%
Operating C/F per earning days  ***)         759     2,434      3,392       347%
--------------------------------------------------------------------------------

*) TCE = Time Charter Equivalent Earnings = gross freight income less bunker, commissions and port expenses (USD/day)
**)  Operating  expenses for own vessels (USD/day).
***) TCE earnings less operating expenses and charter hire (USD/day).



OTHER AND UNALLOCATED ACTIVITIES
The Company's other activities consist of one chartered-in offshore supply vessel, due to be redelivered in the second half of 2003 along with some minor items related to the sale of the Liner activity which took place in 2002. The discontinuation of these activities is proceeding according to plan and is substantially completed. Aside from this, `Other activities' includes an amount of DKK 58 mill. representing unallocated financial items, primarily the gain on the NORDEN shares.

FLEET DEVELOPMENT
It is an integral part of TORM's strategy to own and operate one of the youngest and most modern fleets in the market and to run it in cooperation with other owners who share TORM's commitment to quality and safety. As part of the implementation of this strategy, TORM took delivery in January 2003 of TORM THYRA and TORM FREYA, both MR vessels and the last of a six vessel order from STX in South Korea. In January 2003, the 1992-built MR product tanker TORM GYDA was sold.

As at 30 June 2003, the Company owned 16.5 product tankers and four bulk vessels. The average age of TORM's product tankers at 30 June 2003 was 5.5 years.

The Company's order book consists of six newbuildings with a total value of more than USD 220 mill., (app. DKK 1.4 billion) namely two LR2 product tankers delivering second half 2003, two LR1 product tankers delivering in 2004 and two LR2 vessels due for delivery in 2006. A second hand Panamax bulkcarrier has been purchased for delivery during the second half of 2003 and TORM has decided to exercise an option to purchase the chartered-in Panamax bulkcarrier TORM MARTA. This vessel will be delivered during the fourth quarter of 2003 at a price below the current market.

TORM reports the `excess value' of the Company's fleet every six months. The excess value as of 30 June 2003 was DKK 281 mill. and represents the difference between book value and the estimated market value of the ships. This figure is established by taking the average valuation carried out by two independent, well-reputed international shipbrokers.


PRODUCT TANKER POOLS
TORM's three product tanker pools consisted of 12 partners with a total of 56 ships as at 30 June 2003. During the first half of 2003, the pools' fleet had a net growth of two vessels. During the period, Pacific Carriers Limited resigned from the MR Pool and withdrew three vessels (of which one will remain in the MR pool until October 2003). At the end of 2003, based on contracted vessels being delivered, the three pools will contain 61 vessels.

There are continuing discussions with potential partners seeking to enter the pools.

EXPECTATIONS FOR THE REMAINDER OF 2003
Tanker rates during the first quarter and into the second quarter of 2003 remained at very high levels. Proposed legislation from EU and IMO, following the sinking of "Prestige" in November 2002, with the aim of phasing out older vessels that do not adhere to today's standards, and continued increased focus on quality tonnage among buyers of transportation services coupled with the continued low inventories of refined products, leads TORM to expect that freight rates will remain at a high level in the second half of 2003.

Bulk rates have, as expected, likewise maintained firm levels for the first half of 2003 and are expected to remain at this level for the remainder of the year, given the relatively modest growth in the world fleet. As a result of forward cover having been taken for the first half of the year, the result for the Bulk division in the first half of 2003 was reduced considerably. The effects of the forward cover will be decreasing in the second half of 2003.

The forecast for 2003 is based on the following estimated rates and operating days being achieved, which should be construed as guidelines only.

Expected TCE freight rates for TORM in 2003

--------------------------------------------------------------------------------

                                    USD/Day
                                                 2003                                       2003
                   -------------------------------------------------------------        Operating
              2002   Quarter 1(1)  Quarter 2(1)  Quarter 3(2)  Quarter 4(2)  Full year       days
------------------------------------------------------------------------------------------
LR2          22,485    32,537        32,804        27,400         30,700      30,900        1,223
LR1          15,956    25,499        26,507        20,900         22,300      23,800          848
MR           13,468    18,513        19,369        13,900         12,800      16,100        3,996

Panamax       7,034     9,429        11,905        13,500         13,700      12,100        5,054

Handysize     5,849     7,296         7,781         8,400          7,500       7,700        1,253
------------------------------------------------------------------------------------------

(1) Actual
(2) Expected
(3) Simple average of the four quarters


As stated in announcement No. 8 to the Copenhagen Stock Exchange, dated 5 August 2003, expectations for the full year profits after tax were increased to DKK 375-400 mill. including an unrealised gain of DKK 55 mill. in respect of the Company's holding in Dampskibsselskabet `NORDEN' A/S. The forecast is based on an exchange rate of USD/DKK of 6.50 for the second half of the year, which equates to an average exchange rate for the year as a whole of DKK 6.62.

The expectations are subject to uncertainty in both directions, due to the global situation.




--------------------------------------------------------------------------------
SAFE HARBOUR STATEMENT - FORWARD LOOKING STATEMENTS

This release contains forward-looking statements concerning future events (as defined in ss. 21E in Securities Exchange Act of 1934 with changes) and the Company's operations, performance and financial conditions, including, in particular, statements regarding: Spot and TCE rates in the near and long term, operating days, tanker and bulker supply and demand, supply and demand for oil and refined products, expectations about the Company's future capital requirements and capital expenditures, the Company's growth strategy and how it is implemented, the number of partner and the number of vessels the partners have in the pools, environmental changes in regulation, cost savings and other benefits. Words such as "expects", "intends", "plans", "believes", "anticipates", "estimates", "outlook" and variations of such words and similar expressions are intended to identify forward-looking statements.

These statements involve known and unknown risks and are based on a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. In addition to the factors and matters discussed elsewhere in this report, important factors that, in TORM's view, could cause actual results to differ materially from those discussed in the forward looking statements include the strengths of world economies, currencies and interest rate levels, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the shipping market, including the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by TORM with the Copenhagen Stock Exchange and the Securities and Exchange Commission.
--------------------------------------------------------------------------------

ACCOUNTING POLICIES
The report for first half of 2003 has been prepared using the same accounting policies as the report for the first quarter 2003, which was changed from the 2002 annual report. Accounting policies are described in more detail in the 2002 annual report and in the first quarter 2003 report, where the change in accounting policies in the first quarter 2003 is described as well. The comparative figures are for continuing operations, and are restated to reflect current accounting policies. The first half 2003 report is unaudited, in line with standard practice.


CONFERENCE CALL AND WEBCAST
TORM invites financial analysts and investors to a conference call today, 19 August 2003 at 17.00 Copenhagen time. The conference call will be conducted in English and will be hosted by Klaus Kjaerulff, CEO and Klaus Nyborg, CFO. To participate in the call, please call 10 minutes before the start of the conference call on tel.: +45 32 71 46 11 (from Europe) or +1 334 323 6203 (from the US).

It will also be possible to access the conference call via the internet on www.torm.dk, where presentation slides for the conference call can also be found.

Income statement

---------------------------------------------------------------------------------------------------------

                                                         First half 2003    First half 2002         2002
DKK mill.
---------------------------------------------------------------------------------------------------------
Net revenue                                                          939                712        1.539
Port costs and bunker                                              (369)              (212)        (556)
                                                     ----------------------------------------------------

Time Charter Equivalent Earnings                                     570                500          983

Charter hire                                                       (149)              (254)        (463)
Technical running costs                                            (121)              (106)        (217)
                                                     ----------------------------------------------------

Net earnings from shipping activities (Gross profit)                 300                140          303

Profit from discontinued activities                                    0                 14           95
Profit on sale of vessels and interests                                0                  9           17
Administrative expenses                                             (67)               (50)        (102)
Other operating income                                                26                 23           55
Equity income from investments in associated
companies                                                              0                  0            0
                                                     ----------------------------------------------------

Profit before depreciation (EBITDA)                                  259                136          368

Depreciation                                                        (86)               (76)        (158)
                                                     ----------------------------------------------------

Profit before financial items (EBIT)                                 173                 60          210

Financial items                                                       63                 14         (13)
                                                     ----------------------------------------------------

Profit before tax                                                    236                 74          197

Tax on profit on ordinary activities                                   0                360          360
                                                     ----------------------------------------------------

Net profit                                                           236                434          557
                                                     ----------------------------------------------------

---------------------------------------------------------------------------------------------------------

Balance sheet



--------------------------------------------------------------------------------

                                                     30 June 2003   31 Dec 2003
DKK mill.
--------------------------------------------------------------------------------

ASSETS
FIXED ASSETS
Tangible fixed assets
Leasehold improvements                                          4             5
Land and buildings                                              2             2
Vessels and capitalized dry-docking                         2.548         2.543
Prepayment on vessels under construction                      304           330
Other plant and operating equipment                            17            17
                                                  ------------------------------
                                                            2.875         2.897
                                                  ------------------------------

Financial fixed assets
Other investments                                             347           290
                                                  ------------------------------
                                                              347           290
                                                  ------------------------------

Total fixed assets                                          3.222         3.187
                                                  ------------------------------

CURRENT ASSETS
Inventories
Inventories of bunkers                                         25            33
                                                  ------------------------------

Accounts receivables
Freight receivables, etc.                                     175           225
Other receivables                                              55            24
Prepayments                                                    28            22
                                                  ------------------------------
                                                              258           271
                                                  ------------------------------
Securities
Bonds                                                         296           354
                                                  ------------------------------

Cash at bank and in hand                                      278           168
                                                  ------------------------------

Total current assets                                          857           826
                                                  ------------------------------

Total assets                                                4.079         4.013
                                                  ------------------------------

--------------------------------------------------------------------------------

Balance sheet



--------------------------------------------------------------------------------

                                                     30 June 2003   31 Dec 2003
DKK mill.
--------------------------------------------------------------------------------

LIABILITIES
SHAREHOLDERS' EQUITY
Common shares                                                 182           182
Own shares                                                   (52)          (52)
Retained earnings                                           1.591         1.494
Proposed dividend                                               0             0
                                                  ------------------------------

Total shareholders' equity                                  1.721         1.624
                                                  ------------------------------

LIABILITIES
Long-term liabilities
Mortgage debt and bank loans                                1.755         1.735
                                                  ------------------------------

Current liabilities
Next year's instalments on mortgage debt
 and bank loans                                               266           298
Trade accounts payable                                        112           164
Other liabilities                                             157           111
Accruals                                                       68            81
                                                  ------------------------------
                                                              603           654
                                                  ------------------------------

Total liabilities                                           2.358         2.389
                                                  ------------------------------

Total liabilities and shareholders' equity                  4.079         4.013
                                                  ------------------------------

--------------------------------------------------------------------------------

Consolidated cash flow statement - first half 2003

--------------------------------------------------------------------------------

                                                                First half 2003
DKK mill.
--------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items (EBIT)                                        173
Interest received                                                            16
Interest paid                                                              (36)
                                                           ---------------------
                                                                            153
Adjustments:
Reversal of depreciation                                                     86
Reversal of other non-cash movements                                        (7)
Change in inventories, accounts receivables and payables                      1
                                                           ---------------------

Net cash inflow from operating activities                                   233
                                                           ---------------------

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                                       (420)
Sale of fixed assets                                                        114

Net cash inflow/(outflow) from investing activities                       (306)
                                                           ---------------------

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt                                                    310
Repayment/redemption, mortgage debt                                       (131)
Repayment/redemption, lease liabilities                                    (19)
Dividends paid                                                             (35)

Cash inflow/(outflow) from financing activities                             125
                                                           ---------------------


Increase/(decrease) in cash and cash equivalents                             52

Cash and cash equivalents,
   including bonds, at 1 January                                            522
                                                           ---------------------

Cash and cash equivalents,
   including bonds, at 30 June                                              574

                                                           ---------------------

--------------------------------------------------------------------------------

Shareholders' equity
--------------------------------------------------------------------------------

DKK mill.
Balance at 1 January 2003                                                 1.719
Transitional adjustment                                                     -95
                                                                            ---
Adjusted balance at 1 January 2003                                        1.624

Exchange adjustment of shareholders' equity in subsidiaries
 and associated companies                                                   -38
Exchange adjustment of loans to subsidiaries and associated
 entities                                                                   -54
Adjustment of value of derivatives and own shares                           -18
Exchange adjustment of loans                                                  5
Dividends paid                                                              -36
Dividends on own shares                                                       2
Net profit from profit and loss statement                                   236
                                                                            ---

Balance at 30 June 2003                                                   1.721
--------------------------------------------------------------------------------

Income statement - quarter-by-quarter



--------------------------------------------------------------------------------
                                                            QUARTER-BY-QUARTER
                                                          q2 2003       q1 2003
DKK mill.
--------------------------------------------------------------------------------

Net revenue                                                   437           502
Port costs and bunker                                       (184)         (185)
                                                  ------------------------------

Time Charter Equivalent Earnings                              253           317

Charter hire                                                 (54)          (95)
Technical running costs                                      (52)          (69)
                                                  ------------------------------

Net earnings from shipping activities
 (Gross profit)                                               147           153

Profit from discontinued activities                             0             0
Profit on sale of vessels and interests                         0             0
Administrative expenses                                      (40)          (27)
Other operating income                                         13            13
Equity income from investments in associated
 companies                                                      0             0
                                                  ------------------------------

Profit before depreciation (EBITDA)                           120           139

Depreciation                                                 (42)          (44)
                                                  ------------------------------

Profit before financial items (EBIT)                           78            95

Financial items                                                57             6
                                                  ------------------------------

Profit before tax                                             135           101

Tax on profit on ordinary activities                            0             0
                                                  ------------------------------

Net profit                                                    135           101
                                                  ------------------------------

--------------------------------------------------------------------------------

Consolidated cash flow statement - quarter-by-quarter

--------------------------------------------------------------------------------
                                                            QUARTER-BY-QUARTER
                                                          q2 2003       q1 2003
DKK mill.
--------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES
Profit before financial items (EBIT)                           78            95
Interest received                                              11             5
Interest paid                                                (17)          (19)
                                                       -------------------------
                                                               72            81

Reversal of depreciation                                       42            44
Reversal of other non-cash movements                            6          (13)
Change in inventories, accounts receivables and
 payables                                                      26          (24)
                                                       -------------------------


Net cash inflow from operating activities                     146            88
                                                       -------------------------

CASH FLOW FROM INVESTING ACTIVITIES
Investment in tangible fixed assets                          (92)         (328)
Sale of fixed assets                                            4           110
                                                       -------------------------

Net cash inflow/(outflow) from investing activities          (88)         (218)
                                                       -------------------------

CASH FLOW FROM FINANCING ACTIVITIES
Borrowing, mortgage debt                                       40           270
Repayment/redemption, mortgage debt                          (53)          (78)
Repayment/redemption, lease liabilities                      (10)          (10)
Dividends paid                                               (35)             0
                                                       -------------------------

Cash inflow/(outflow) from financing activities              (58)           182
                                                       -------------------------


Increase/(decrease) in cash and cash equivalents                0            52

Cash and cash equivalents,
   including bonds, beginning of period                       574           522
                                                       -------------------------

Cash and cash equivalents,
   including bonds, end of period                             574           574

                                                       -------------------------

--------------------------------------------------------------------------------

Reconciliation  to United States Generally  Accepted  Accounting  Principles (US
GAAP), as of 30 June 2003:


--------------------------------------------------------------------------------
                                                       Net Income  Shareholder's
                                                                      Equity
DKK mill.

Net Income/Shareholders' equity as reported under
 Danish GAAP                                                  236         1.721

Dry dock costs                                                  2           -41
Reversal of Write-down of vessels                               1           -11
Unrealized gain/losses on marketable securities               -59             0
Derivative Financial Instruments                                0             0
Share options                                                   1             1
Deferred tax                                                   -6          -373

                                                       -------------------------
Net Income/Shareholders' equity in accordance with
 US GAAP                                                      175         1.296

--------------------------------------------------------------------------------

DKK/USD exchange rate as of 30 June 2003 of 6.5021 and average exchange rate for first half 2003 of 6.7321 have been used in the translation. For a review of principles and methods used in the reconciliation, please see TORM's 2002 Annual Report.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           A/S STEAMSHIP COMPANY TORM
                                  (registrant)



Dated: August 21, 2003            By: /s/ Klaus Nyborg
                                     -------------------------------------------
                                     Klaus Nyborg
                                     Chief Financial Officer



03810.0001 #424338